# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nordstrom, Inc., CIK 0000072333
CUSIP: 655664100
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1617 Sixth Avenue, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 12/22/2024
Filed by CIK 0001183469
Persons authorized to receive notices and communications: Erik B. Nordstrom, Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington (WA), 98101, 206-628-2111; Peter E. Nordstrom, Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington (WA), 98101, 206-628-2111; Keith A. Trammell, WilmerHale, 1225 17th Street, Suite 2600, Denver, Colorado (CO), 80202, 720-274-3135; Michael Gilligan, WilmerHale, 7 World Trade Center 250 Greenwich St, New York, New York (NY), 10007, 212-230-8800; C. Alex Bahn, WilmerHale, 2100 Pennsylvania Avenue NW, Washington, District Of Columbia (DC), 20037, 202-663-6000

## Reporting persons
- Erik B. Nordstrom (CIK 0001183469): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,445,805; shared voting power 8,533,206; sole dispositive power 3,445,805; shared dispositive power 8,533,206; aggregate amount beneficially owned 11,979,011 (7.3% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Peter E. Nordstrom (CIK 0001183470): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,251,117; shared voting power 8,666,617; sole dispositive power 3,251,117; shared dispositive power 8,666,617; aggregate amount beneficially owned 11,917,734 (7.2% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- James F. Nordstrom, Jr. (CIK 0001318745): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,144,978; shared voting power 76,412; sole dispositive power 1,144,978; shared dispositive power 76,412; aggregate amount beneficially owned 1,221,390 (0.7% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Anne E. Gittinger (CIK 0001055025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,404,779; shared voting power 0; sole dispositive power 15,404,779; shared dispositive power 0; aggregate amount beneficially owned 15,404,779 (9.3% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Charles W. Riley, Jr. (CIK 0002019280): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,501,520; shared voting power 6,935,360; sole dispositive power 5,501,520; shared dispositive power 6,935,360; aggregate amount beneficially owned 12,436,880 (7.5% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5. The Reporting Person is reporting solely in his capacity as trustee and not in any individual capacity.
- Estate of Bruce A. Nordstrom (CIK 0002025264): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,244,147; shared voting power 0; sole dispositive power 10,244,147; shared dispositive power 0; aggregate amount beneficially owned 10,244,147 (6.2% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Margaret Jean O'Roark Nordstrom (CIK 0002036767): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 261,776; shared voting power 0; sole dispositive power 261,776; shared dispositive power 0; aggregate amount beneficially owned 261,776 (0.2% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Linda Nordstrom (CIK 0002036711): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 169,801; shared voting power 4,916,772; sole dispositive power 169,801; shared dispositive power 4,916,772; aggregate amount beneficially owned 5,086,573 (3.1% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Susan E. Dunn (CIK 0002036903): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,031,839; shared voting power 0; sole dispositive power 1,031,839; shared dispositive power 0; aggregate amount beneficially owned 1,031,839 (0.6% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Alexandra F. Nordstrom (CIK 0002036708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 173,390; shared voting power 0; sole dispositive power 173,390; shared dispositive power 0; aggregate amount beneficially owned 173,390 (0.1% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Andrew L. Nordstrom (CIK 0002036707): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 163,582; shared voting power 0; sole dispositive power 163,582; shared dispositive power 0; aggregate amount beneficially owned 163,582 (0.1% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Leigh E. Nordstrom (CIK 0002036710): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 125,588; shared voting power 0; sole dispositive power 125,588; shared dispositive power 0; aggregate amount beneficially owned 125,588 (0.1% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Samuel C. Nordstrom (CIK 0002036713): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 121,396; shared voting power 0; sole dispositive power 121,396; shared dispositive power 0; aggregate amount beneficially owned 121,396 (0.1% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Sara D. Nordstrom (CIK 0002036712): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 69,806; shared voting power 0; sole dispositive power 69,806; shared dispositive power 0; aggregate amount beneficially owned 69,806 (0% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Molly Nordstrom (CIK 0002048991): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 658,238; shared voting power 0; sole dispositive power 658,238; shared dispositive power 0; aggregate amount beneficially owned 658,238 (0.4% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Kimberly Mowat Bentz (CIK 0002049005): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 36,510; shared voting power 4,916,772; sole dispositive power 36,510; shared dispositive power 4,916,772; aggregate amount beneficially owned 4,953,282 (3% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.
- Mari Mowat Wolf (CIK 0002049002): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,270; shared voting power 0; sole dispositive power 15,270; shared dispositive power 0; aggregate amount beneficially owned 15,270 (0% of the class)
  Comment: The Reporting Person reported on this Schedule 13D as a member of a group with the other Reporting Persons. The Reporting Persons beneficially own 55,521,989 shares of Common Stock in the aggregate, representing approximately 33.7 percent of the outstanding shares of Common Stock. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Nordstrom, Inc.
Address of issuer's principal executive offices: 1617 Sixth Avenue, Seattle, Washington (WA), 98101
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, no par value (the "Common Stock"), of Nordstrom, Inc., a Washington corporation (the "Issuer" or the "Company"). The address of the Issuer's principal executive office is 1617 Sixth Avenue, Seattle, WA 98101.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by each of the following persons (each such person (i)-(xvii), a "Reporting Person" and collectively, the "Reporting Persons"): (i) Erik B. Nordstrom; (ii) Peter E. Nordstrom; (iii) James F. Nordstrom, Jr.; (iv) Anne E. Gittinger; (v) Charles W. Riley, Jr., solely in his capacity as the successor trustee of the Anne E. Gittinger Trust u/w Everett W. Nordstrom (the "Everett Nordstrom Trust") and as a successor co-trustee of the Trust A u/w Frances W. Nordstrom Trust (the "Fran Nordstrom Trust"); (vi) the Estate of Bruce A. Nordstrom; (vii) Margaret Jean O'Roark Nordstrom; (viii) Linda Nordstrom; (ix) Susan E. Dunn; (x) Alexandra F. Nordstrom; (xi) Andrew L. Nordstrom; (xii) Leigh E. Nordstrom; (xiii) Samuel C. Nordstrom; (xiv) Sara D. Nordstrom (such persons (i)-(xiv) and other related parties to such persons described in Item 5(b) of this Schedule 13D are hereinafter collectively referred to as the "Prior Family Group"); (xv) Molly Nordstrom; (xvi) Kimberly Mowat Bentz; and (xvii) Mari Mowat Wolf (such persons listed (xv) through (xvii) the "New Family Group Members" and, together with the Prior Family Group, and other related parties described in Item 5(b) of this Schedule 13D the "Family Group").
Residence or business address: The principal business address of each of Erik B. Nordstrom, Peter E. Nordstrom, James F. Nordstrom, Jr., Anne E. Gittinger, Margaret Jean O'Roark Nordstrom, Linda Nordstrom, Susan E. Dunn, Molly Nordstrom, Alexandra F. Nordstrom, Andrew L. Nordstrom, Leigh E. Nordstrom, Samuel C. Nordstrom, Sara D. Nordstrom Molly Nordstrom, Kimberly Mowat Bentz and Mari Mowat Wolf is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101. The principal business address of Charles W. Riley, Jr. and the Estate of Bruce A. Nordstrom is 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.
Present principal occupation or employment:
(i) Erik B. Nordstrom is the Chief Executive Officer of the Issuer, a position he has held since 2020. Prior to that, he served as Co-President of the Issuer, a position he had held starting in May 2015. Mr. Nordstrom has previously served as Executive Vice President and President -- Nordstrom.com from May 2014 to May 2015. From February 2006 to May 2014, Mr. Nordstrom was the Issuer's Executive Vice President and President -- Stores. From August 2000 to February 2006, Mr. Nordstrom served as Executive Vice President -- Full-Line Stores. Mr. Nordstrom previously served as Executive Vice President and Northwest General Manager from February 2000 to August 2000, and as Co-President of the Issuer from 1995 to February 2000. Mr. Nordstrom has spent more than 40 years with the Issuer, holding positions spanning all aspects of the retail business. He was recently recognized by Barron's as one of the top CEOs of 2022. The Issuer operates leading fashion specialty retail stores. Its principal executive office is 1617 Sixth Avenue, Seattle, WA 98101. Erik B. Nordstrom and Peter E. Nordstrom are brothers.

(ii) Peter E. Nordstrom is the President and Chief Brand Officer of the Issuer, a position he has held since 2020. Prior to that, he served as Co-President of the Issuer, a position he had held starting in May 2015. Mr. Nordstrom has previously served as the Issuer's Executive Vice President and President -- Merchandising from February 2006 to May 2015. From September 2000 to February 2006, Mr. Nordstrom served as Executive Vice President and President -- Full-Line Stores. Mr. Nordstrom previously served as Executive Vice President and Director of Full-Line Store Merchandise Strategy from February 2000 to September 2000, and as Co-President of the Issuer from 1995 to 2000. Mr. Nordstrom has spent more than 40 years with the Issuer, holding positions spanning all aspects of the retail business. The Issuer operates leading fashion specialty retail stores. Its principal executive office is 1617 Sixth Avenue, Seattle, WA 98101.

(iii) James. F. Nordstrom, Jr. is the Chief Merchandising Officer of the Issuer, a position he has held since September 2023. Prior to that, he served as Chief Stores Officer of the Issuer, a position he had held starting in April 2022. Mr. Nordstrom has previously served as the Issuer's President, Stores from May 2014 to April 2022. From 2005 to 2014, he served as Executive Vice President and President -- Nordstrom Direct. He previously served as Corporate Merchandise Manager -- Children's Shoes, from May 2002 to February 2005, and as a project manager for the design and implementation of the Issuer's inventory management system from 1999 to May 2002. Mr. Nordstrom has spent more than 35 years with the Issuer. The Issuer operates leading fashion specialty retail stores. Its principal executive office is 1617 Sixth Avenue, Seattle, WA 98101.

(iv) Anne E. Gittinger is the granddaughter of the Issuer's co-founder, John W. Nordstrom, and sister of the Issuer's former Chairman of the Board of Directors, Bruce A. Nordstrom. She is the Board Chair Emeritus of Canine Companions for Independence, which provides trained assistance dogs to people with disabilities. The address of its national headquarters is P.O. Box 446, Santa Rosa, CA 95402-0446.

(v) Charles W. Riley, Jr.'s principal occupation is as a practicing attorney and shareholder at Lane Powell PC. His principal place of business is located at Lane Powell PC, 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.

(vi) The principal business address of the Estate of Bruce A. Nordstrom is c/o Lane Powell PC, 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.

(vii) Margaret Jean O'Roark Nordstrom is the spouse of Bruce A. Nordstrom, the former Chairman of the Board of Directors of the Issuer. She is retired. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(viii) Linda Nordstrom is the daughter of Lloyd Nordstrom and cousin of Bruce A. Nordstrom, the former Chairman of the Board of Directors of the Issuer. Linda is retired. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(ix) Susan E. Dunn is the niece of the Issuer's former Chairman of the Board of Directors, Bruce A. Nordstrom. She is retired. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(x) Alexandra F. Nordstrom is the daughter of Blake W. Nordstrom, the Issuer's former President, and granddaughter of Bruce A. Nordstrom, the Issuer's former Chairman of the Board of Directors. Her occupation is as a Buyer, and she is employed by the Issuer. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(xi) Andrew L. Nordstrom is the son of Blake W. Nordstrom, the Issuer's former President, and grandson of Bruce A. Nordstrom, the Issuer's former Chairman of the Board of Directors. His occupation is as a Private Chef, and he currently owns and operates Sandy's Supper Club. His principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(xii) Leigh E. Nordstrom is the daughter of Erik B. Nordstrom, the Chief Executive Officer of the Issuer. Her current occupation is as a journalist, and she is employed as an Eye Editor for Women's Wear Daily. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(xiii) Samuel C. Nordstrom is the son of Erik B. Nordstrom, the Chief Executive Officer of the Issuer. His current occupation is as a Manager of Product Management, and he is employed by Robinhood Financial Services. His principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(xiv) Sara D. Nordstrom is the daughter of Erik B. Nordstrom, the Chief Executive Officer of the Issuer. Her current occupation is as a Data Scientist, and she is employed by Door Dash. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(xv) Molly Nordstrom's current occupation is as a homemaker and community volunteer. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington 98101.

(xvi) Kimberly Mowat Bentz's current occupation is as a real estate asset manager, and she is currently employed at Northstream Development Company. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington 98101.

(xvii) Mari Mowat Wolf is currently retired. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington 98101.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons who is a natural person is a citizen of the United States of America. The Estate of Bruce A. Nordstrom is organized in the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 17, 2024, Erik B. Nordstrom and Peter E. Nordstrom acquired (i) shared beneficial ownership of 1,555,200 shares of Common Stock by accepting trusteeship, as successor trustees to their father, Bruce Nordstrom, of the 1976 Bruce A. Nordstrom Trust (aka Elizabeth J. Nordstrom Trust FBO Bruce A. Nordstrom), and (ii) shared beneficial ownership of 6,935,360 shares of Common Stock by accepting trusteeship, as successor trustees (with Charles W. Riley, Jr.) to their father, of the Fran Nordstrom Trust. The foregoing transfers of beneficial ownership are collectively referred to herein as the "Intra-Family Transfers" and individually as an "Intra-Family Transfer." No pecuniary or other consideration was exchanged in connection with Erik B. Nordstrom and Peter E. Nordstrom's assumption of successor trustee duties with respect to these trusts or the Common Stock held by them.

With respect to the Merger (as defined below) and the other transactions described in Item 4 below, Erik B. Nordstrom, Peter E. Nordstrom and James F. Nordstrom, Jr. (for the benefit of the Reporting Persons), acting together with El Puerto de Liverpool, S.A.B. de C.V., a retail company based in Mexico ("Liverpool", and together with the Family Group and other related parties described in Item 5(b) of this Schedule 13D, the "Group") formed Norse Holdings, Inc., a Delaware corporation ("Parent"). Parent has obtained a combination of debt and equity financing commitments that are expected to enable it to consummate the Merger and the transactions contemplated by an agreement and plan of merger, dated as of December 22, 2024 (the "Merger Agreement"), by and among Parent, Navy Acquisition Co. Inc. ("Acquisition Sub"), a Washington corporation and a wholly-owned subsidiary of Parent and the Company. Liverpool is separately filing an amendment to its Schedule 13D filed with the Securities and Exchange Commission on September 4, 2024, with respect to the Issuer in connection with the formation of the Group and the entrance into the Merger Agreement described herein. Liverpool, together with the Prior Family Group, are hereinafter referred to as the "Prior Group."

Pursuant to and subject to the conditions set forth in the Merger Agreement, upon the effective time of the Merger (the "Effective Time"), Acquisition Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of Parent (the "Merger"). As of immediately prior to the Effective Time, (i) certain members of the Family Group will contribute an aggregate of approximately 51,054,705 shares of Common Stock of the Issuer owned directly or indirectly by them and (ii) Liverpool will contribute approximately 15.8 million shares of Common Stock of the Issuer owned directly or indirectly by it (collectively, the "Rollover Shares"), in each case to Parent in exchange for common stock of Parent pursuant to and in accordance with the terms of the applicable Rollover and Support Agreement (as defined below) (the "Rollover"). Substantially simultaneously with the Rollover, Liverpool will contribute up to $1,712 million in the form of cash to Parent pursuant to the terms and conditions of the Liverpool Equity Commitment Letter (as defined below), of which up to $861 million will be funded in the form of a shareholder loan (the "Shareholder Loan") extended by Liverpool to Parent and up to $851 million will be funded in exchange for common stock of Parent (the "Liverpool Cash Equity Investment"). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 41, and is incorporated herein by reference in its entirety.

The financing of the Merger and the other transactions contemplated by the Merger Agreement (such transactions collectively referred to herein as, the "Transaction") will include the Rollover and the Liverpool Cash Equity Investment and will otherwise be obtained through the debt commitment described below. Pursuant to a commitment letter, dated December 22, 2024 (the "Bank Debt Commitment Letter" and together with the commitment letter, dated December 22, 2024, provided to Liverpool by JPMorgan Chase Bank, N.A. ("JPM"), the "Debt Commitment Letters"), provided to Parent by JPM and Wells Fargo Bank, National Association ("Wells Fargo Bank," and, together with JPM, the "Bank Debt Commitment Parties"), the Bank Debt Commitment Parties committed to provide Acquisition Sub (and, promptly following consummation of the Merger, the Issuer), on the terms and subject to the conditions set forth in the Bank Debt Commitment Letter, at the Effective Time, a revolving asset-based credit facility of $1,200 million subject to certain customary conditions, including without limitation, the execution of definitive transaction documents. The information disclosed in this paragraph is qualified in its entirety by reference to the Bank Debt Commitment Letter, a copy of which has been filed as Exhibit 44, and is incorporated herein by reference in its entirety.

Pursuant to an equity commitment letter, dated December 22, 2024 (the "Equity Commitment Letter"), by and between Parent and Liverpool, Liverpool has committed to purchase, or cause to be purchased, directly or indirectly, at or prior to the Effective Time, common stock or certain debt securities of Parent for an aggregate amount of cash of up to $1,712 million, subject to the terms and conditions set forth in the Equity Commitment Letter. The commitment contemplated by the Equity Commitment Letter includes amounts necessary to fund the Shareholder Loan and Liverpool Cash Equity Investment and will be funded substantially simultaneously with the consummation of the funding of certain amounts under the Bank Debt Commitment Letter (or any alternative debt financing), subject to the satisfaction of certain conditions set forth in the Equity Commitment Letter, including such financing transactions having been funded or the Bank Debt Commitment Parties having confirmed that such financing transactions will be funded at the Effective Time under the Merger Agreement if the equity commitment is funded.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the Intra-Family Transfers was to transfer voting and dispositive power in respect of those shares for no consideration to Erik B. Nordstrom and Peter E. Nordstrom due to the health of their father, Bruce Nordstrom.

Erik B. Nordstrom and Peter E. Nordstrom, as fourth generation leaders of the Issuer, regularly monitor and evaluate the Issuer's business, financial condition, operating results and prospects. In February 2024, Erik B. Nordstrom and Peter E. Nordstrom, whose individual and combined beneficial ownership of Common Stock at that time was below 5%, advised the Company Board of their desire to make a proposal for consideration by the Company Board and explore potential equity financing for the Transaction. They also agreed to condition any Transaction on the affirmative vote by a majority of the votes entitled to be voted by unaffiliated stockholders of the Issuer. The Company Board subsequently approved the formation of the Special Committee to review any proposal for any Transaction.

In consideration of Erik B. Nordstrom and Peter E. Nordstrom entering into the letter agreement described more fully in Item 6, the Company Board approved in advance Erik B. Nordstrom's and Peter E. Nordstrom's formation of a group for purposes of Section 23B.19.040(1) of the Washington Business Corporation Act (the "Moratorium Statute"). Subject to certain exceptions (including approval by a board of directors in advance of a person's or group's acquiring beneficial ownership of ten percent (10%) or greater of the voting power), the Moratorium Statute prohibits a "significant business transaction" between a Washington publicly traded corporation and a ten percent (10%) or greater group during a five-year period following that group's formation.

Beginning in April, 2024, Erik B. Nordstrom and Peter E. Nordstrom engaged in discussions with the Special Committee and third parties regarding the Transaction, including the terms on which such a transaction could be effected. Erik B. Nordstrom and Peter E. Nordstrom retained Moelis & Company LLC to serve as their financial advisor and retained Wilmer Cutler Pickering Hale and Dorr LLP to serve as their legal advisors. In furtherance of those discussions, on August 31, 2024, the Prior Family Group requested that the Company Board approve their formation of a new group comprising all of the Prior Family Group (including Erik B. Nordstrom and Peter E. Nordstrom) and Liverpool in order for the Prior Group to submit a proposal to the Issuer for the Transaction, including for purposes of the Moratorium Statute.

After receiving that approval from the Company Board on September 3, 2024, the Prior Group delivered a non-binding letter (the "Proposal Letter") to the Special Committee proposing the Transaction whereby the Prior Group, would form Parent and acquire by the Merger, for a purchase price of $23.00 in cash per share, all of the outstanding shares of Common Stock of the Issuer other than the Rollover Shares. The summary above is qualified in its entirety by reference to the Proposal Letter, attached as Exhibit 22 hereto, which is incorporated by reference herein.

Subsequent to the Proposal Letter, the Issuer, the Prior Group and their respective legal and financial advisors participated in discussions and engaged in negotiations with the Special Committee regarding the "going private" transaction. The Special Committee, acting on the recommendation of the Company Board, the Issuer and the Prior Group negotiated the Merger Agreement and related definitive documentation in connection with the Transaction.

On December 22, 2024, the Group, including the New Family Group Members, Parent, and Acquisition Sub received Company Board approval of their formation of a new group in order for such parties to enter into the definitive transaction agreements with the Issuer for the Transaction.

At the same time, the Company Board, acting on the recommendation of the Special Committee, approved the Merger Agreement and related definitive documentation in connection with the Transaction.

The Merger Agreement

On December 22, 2024, Parent, Acquisition Sub and the Company entered into the Merger Agreement. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Parent.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of the Issuer's Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock owned by the Issuer, Parent, or their respective wholly owned subsidiaries, the shares to be contributed to Parent by Liverpool and the Family Group pursuant to the Rollover and Support Agreements (as defined below), and shares of Common Stock held by shareholders who have complied with all the provisions of the Washington Business Corporation Act concerning dissenters' rights with respect to the Merger Agreement) will be cancelled and converted into the right to receive $24.25 per share of Common Stock in cash (the "Merger Consideration"), without interest and less any required tax withholdings.

In addition, the Merger Agreement allows the Issuer to declare a special cash dividend (the "Special Dividend"), which is contingent upon the occurrence of the closing, to holders of Common Stock as of a record date that is no later than one trading day prior to the Effective Time in an amount equal to (i) $0.25 per share or (ii) if the Issuer's cash on hand after giving effect to the amount of the Special Dividend paid to the Common Stock and vested options, restricted stock units and performance share units would be less than $410 million, the greatest amount less than $0.25 per share, if any, that would result in there being $410 million in Issuer cash on hand after giving effect to payment of such amount.

The treatment of the Issuer's equity awards and incentive compensation is further set forth in the Merger Agreement, which is filed as Exhibit 41 hereto, and incorporated by reference.

Upon consummation of the Merger, the Common Stock will be de-listed from The New York Stock Exchange and de-registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as promptly as practicable following the Effective Time.

The consummation of the Merger is conditioned upon: (i) the approval of the Merger Agreement by two-thirds of the outstanding shares of the Common Stock and a majority of the outstanding shares of the Common Stock other than shares owned by Parent, Acquisition Sub, Liverpool, the Family Group, or their respective affiliates or by any director or officer (within the meaning of Rule 16a-1(f) of the Exchange Act) of the Issuer (together, the "Requisite Shareholder Approvals"), (ii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the grant of early termination thereof, (iii) the absence of any then effective order issued by any court of competent jurisdiction in the United States that prohibits, enjoins, or makes illegal the Merger, and (iv) the absence of a Below Investment Grade Rating Event (as defined in the Merger Agreement) that has occurred and is continuing.

In addition, the obligation of each party to consummate the Merger is conditioned upon the other party's representations and warranties being true and correct (subject to certain customary materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement also contains customary representations, warranties and covenants of the Issuer, Parent and Acquisition Sub. From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, the Issuer is required to, and is required to cause each of its subsidiaries to, (i) use commercially reasonable efforts to conduct its operations in all material respects in the ordinary course of business and preserve intact its business in all material respects and (ii) refrain from taking certain specified actions without Parent's consent. Under the Merger Agreement, each of the Issuer, Parent and Acquisition Sub has also agreed to (and cause certain of their affiliates to) use their respective reasonable best efforts to consummate and to make effective the transactions contemplated by the Merger Agreement, including the Merger. The Merger Agreement also contains representations and warranties of Parent and Acquisition Sub and covenants of the Issuer, Parent and Acquisition Sub relating to the rating agencies that rate the Issuer's senior notes.

In addition, the Issuer has agreed to a customary "no-shop" restriction, including, among other things, initiate, solicit, knowingly encourage or knowingly facilitate the making of any Competing Proposal (as defined in the Merger Agreement).

Either the Issuer or Parent may terminate the Merger Agreement if, subject to certain limitations, (i) the Merger is not consummated on or before September 22, 2025 (the "Outside Date"), (ii) any court of competent jurisdiction in the United States has issued or entered any order permanently restraining, enjoining or otherwise prohibiting the Merger, and such order has become final and non-appealable, (iii) the Requisite Shareholder Approvals have not been obtained at the meeting of shareholders at which the Merger Agreement was voted upon, (iv) a Below Investment Grade Rating Event has occurred and is continuing (provided neither the Issuer nor Parent shall have the right to terminate for a Below Investment Grade Rating Event until 45 days following the occurrence of the Below Investment Grade Rating Event), or (v) the other party materially breaches its representations, warranties or covenants in the Merger Agreement, subject in certain cases to the right of the breaching party to cure the breach. The Issuer also has the right to terminate the Merger Agreement, subject to certain limitations, in order to enter into a definitive agreement with respect to a Superior Proposal or if Parent fails to consummate the Merger in specified circumstances following the satisfaction or waiver of the applicable closing conditions. Parent also has the right to terminate the Merger Agreement prior to the Issuer obtaining the Requisite Shareholder Approvals within ten business days of an Adverse Recommendation Change (as defined in the Merger Agreement).

The Issuer will be required to pay to Parent a termination fee equal to (i) $85 million if the Merger Agreement is validly terminated by Parent due to an Adverse Recommendation Change or (ii) $42.5 million if the Merger Agreement is validly terminated by the Issuer to enter into a definitive agreement with respect to a Superior Proposal or by the Issuer or Parent due to a failure to achieve the Requisite Shareholder Approvals if a Competing Proposal has been publicly announced and within twelve months following such termination the Issuer either consummates such Competing Proposal or enters into a definitive agreement for such Competing Proposal that is subsequently consummated.

Parent will be required to pay to the Issuer a termination fee equal to (i) $170 million if the Merger Agreement is validly terminated by the Issuer due to Parent materially breaching its representations, warranties or covenants in the Merger Agreement, subject in certain cases to a cure right, or due to Parent failing to consummate the Merger in specified circumstances following the satisfaction or waiver of the applicable closing conditions, or by either the Issuer or Parent in specified circumstances when the Issuer had the right to terminate the Merger Agreement for the foregoing reasons or (ii) $100 million if the Merger Agreement is validly terminated by either the Issuer or Parent due to a Below Investment Grade Rating Event or by either the Issuer or Parent in specified circumstances when a Below Investment Grade Rating Event has occurred and is continuing.

Payment of the termination fees described above will limit the liability of the Issuer or Parent and Acquisition Sub under the Merger Agreement, except that each party is entitled to damages in the event of an intentional breach of the Merger Agreement or other transaction documents, reimbursement of expenses to enforce such payments, interest on unpaid amounts, and reimbursement of expenses and indemnification related to the Issuer's financing cooperation. Each party's maximum liability following termination of the Merger Agreement is limited to $300 million, except for reimbursement of enforcement costs, interest, and reimbursement of expenses and indemnification related to cooperation in connection with Parent's debt financing.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 41 to this Schedule 13D and incorporated herein by reference in its entirety.

The Cooperation Agreement

Concurrently with the execution and delivery of the Merger Agreement, Liverpool entered into a cooperation agreement (the "Cooperation Agreement") with the Family Group, pursuant to which, among other things, Liverpool and the Family Group agreed to certain equity and governance terms regarding the actions of Parent and the relationship among Liverpool and the Family Group prior to the Effective Time with respect to the transactions contemplated by the Merger Agreement, the Debt Commitment Letters, the Equity Commitment Letter, the Rollover and Support Agreements and the Limited Guaranty (as defined below), as well as the governance of Parent following the Effective Time. The information disclosed in this paragraph is qualified in its entirety by reference to the Cooperation Agreement, a copy of which has been filed as Exhibit 42, and is incorporated herein by reference in its entirety.

The Rollover and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, the (i) Family Group entered into a rollover, voting and support agreement (the "Family Group Rollover and Support Agreement") with the Issuer and Parent and (ii) Liverpool entered into a rollover, voting and support agreement (the "Liverpool Rollover and Support Agreement" and together with the Family Group Rollover and Support Agreement, the "Rollover and Support Agreements") with the Issuer and Parent, pursuant to which, among other things, Liverpool and the Family Group have agreed to (a) effectuate the Rollover (as defined in the Merger Agreement) pursuant to the terms of the applicable Rollover and Support Agreement, and (b) appear in person or by proxy at every meeting of the stockholders of the Issuer called with respect to any of the following, and at every adjournment, recess or postponement thereof, and vote or cause to be voted their shares of Common Stock, in favor of the Merger and related transactions contemplated under the Merger Agreement, and against any other proposals that would reasonably be expected to result in the failure of any Merger Agreement closing conditions or delay or adversely affect the Merger, until the earliest to occur of: (1) the valid termination of the Merger Agreement in accordance with its terms and (2) the occurrence of an Adverse Recommendation Change (as defined in the Merger Agreement). The information disclosed in this paragraph is qualified in its entirety by reference to the Family Group Rollover and Support Agreement, which is filed as Exhibit 43 and incorporated herein by reference in its entirety.

The Limited Guaranty

Concurrently with the execution and delivery of the Merger Agreement, Anne E. Gittinger, the Estate of Bruce A. Nordstrom, Erik B. Nordstrom, Peter E. Nordstrom and James F. Nordstrom, Jr. and certain other related parties to such Reporting Persons described in Item 5(b) of this Schedule 13D (the "Family Group Guarantors") entered into a limited guaranty (the "Limited Guaranty") in favor of the Issuer, pursuant to which the Family Group Guarantors agreed to guaranty to the Issuer payment and performance of certain obligations of Parent under the Merger Agreement, including the termination fees described therein, damages for intentional breach, reimbursement of enforcement costs under the Merger Agreement and such limited guaranty, interest on unpaid amounts, and reimbursement of expenses and indemnification related to the Issuer's financing cooperation under the Merger Agreement, on the terms and subject to the conditions set forth therein. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guaranty, which is filed as Exhibit 45 and incorporated herein by reference in its entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

The Transactions, if entered into and consummated, would relate to or result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a delisting of Common Stock from the New York Stock Exchange and the Common stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act. Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of December 22, 2024, the Reporting Persons, on a combined basis, are the beneficial owners of an aggregate of 55,521,989 shares of Common Stock of the Issuer, representing approximately 33.7% of the outstanding shares of Common Stock of the Issuer based on 164,906,936 shares of Common Stock issued and outstanding as of November 29, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed on December 5, 2024, the most recently filed Securities Exchange Act of 1934 filing made by the Issuer that contains outstanding share information.

Based on the Schedule 13D filed by Liverpool with the Securities and Exchange Commission on September 4, 2024, and confirmed by information provided by Liverpool, Liverpool is the beneficial owner of 15,755,000 shares of Common Stock of the Issuer, representing approximately 9.6% of the outstanding shares of Common Stock of the Issuer based upon 164,906,936 shares of Common Stock outstanding as of November 29, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2024. Liverpool has informed the Reporting Persons that, of such 15,755,000 shares of Common Stock of the Issuer, Liverpool has the sole voting and dispositive power over 15,755,000 shares of Common Stock and shared voting and dispositive power over 0 shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock beneficially owned by Liverpool that they may be deemed to beneficially own solely by reason of the Proposal Letter, the Merger Agreement, the Cooperation Agreement, and such other agreements between the Reporting Persons and Liverpool described herein. This Schedule 13D does not reflect any shares of Common Stock beneficially owned by Liverpool.
Number of shares as to which each person has sole or shared power to vote or dispose:
Erik B. Nordstrom has:

(i) sole power to vote or direct the vote of 3,445,805 shares of Common Stock;
(ii) shared power to vote or direct the vote of 8,533,206 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 3,445,805 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 8,533,206 shares of Common Stock.

Erik B. Nordstrom reports beneficial ownership of 11,979,011 shares of Common Stock, representing 7.3% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Erik B. Nordstrom reports sole voting and dispositive power consists of 2,602,277 shares held individually, 643,933 shares subject to vested but unexercised equity awards or unvested equity awards exercisable within 60 days of this Schedule 13D, 192,789 shares held by the Pete and Brandy Nordstrom 2012 Children's Trust, of which Erik B. Nordstrom is sole trustee, 3,403 shares held by the Pete and Brandy Nordstrom 2012 CFN Trust, of which Erik B. Nordstrom is sole trustee and 3,403 shares held by the Pete and Brandy Nordstrom 2010 MFN Trust, of which Erik B. Nordstrom is sole trustee.

The shares of Common Stock with respect to which Erik B. Nordstrom reports shared voting and dispositive power consist of 42,646 shares owned by his spouse, Julie A. Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership, 1,555,200 shares held by the 1976 Bruce A. Nordstrom Trust (aka Elizabeth J. Nordstrom Trust FBO Bruce A. Nordstrom) with Erik B. Nordstrom and Peter E. Nordstrom, as co-trustees and beneficiaries and 6,935,360 shares held by the Fran Nordstrom Trust with Erik B. Nordstrom, Peter E. Nordstrom and Charles W. Riley, Jr. as co-trustees.

Applicable information required by Item 2 for Peter E. Nordstrom and Charles W. Riley, Jr. is provided in Item 2 above. Applicable information required by Item 2 for Julie A. Nordstrom is the same as that of Erik B. Nordstrom.

Peter E. Nordstrom has:

(i) sole power to vote or direct the vote of 3,251,117 shares of Common Stock;
(ii) shared power to vote or direct the vote of 8,666,617 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 3,251,117 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 8,666,617 shares of Common Stock.

Peter E. Nordstrom reports beneficial ownership of 11,917,734 shares of Common Stock, representing 7.2% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Peter E. Nordstrom reports sole voting and dispositive power consists of 2,510,606 shares held individually, 643,933 shares subject to vested but unexercised equity awards or unvested equity awards exercisable within 60 days of this Schedule 13D, 47,518 shares held by the Erik and Julie Nordstrom 2012 Sara D. Nordstrom Trust, of which Peter E. Nordstrom is sole trustee, 24,530 shares held by the Bruce and Jeannie Nordstrom 2010 MFN Trust, of which Peter E. Nordstrom is sole trustee and 24,530 shares held by the Bruce and Jeannie Nordstrom 2012 CFN Trust, of which Peter E. Nordstrom is sole trustee.

The shares of Common Stock with respect to which Peter E. Nordstrom reports shared voting and dispositive power consist of 176,057 shares owned by his spouse, Brandy F. Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership, 1,555,200 shares held by the 1976 Bruce A. Nordstrom Trust (aka Elizabeth J. Nordstrom Trust FBO Bruce A. Nordstrom) with Erik B. Nordstrom and Peter E. Nordstrom, as co-trustees and beneficiaries and 6,935,360 shares held by the Fran Nordstrom Trust with Erik B. Nordstrom, Peter E. Nordstrom and Charles W. Riley, Jr. as co-trustees.

Applicable information required by Item 2 for Erik B. Nordstrom and Charles W. Riley, Jr. is provided in Item 2 above. Applicable information for Brandy F. Nordstrom is the same as that of Peter E. Nordstrom.

James F. Nordstrom, Jr. has:

(i) sole power to vote or direct the vote of 1,144,978 shares of Common Stock;
(ii) shared power to vote or direct the vote of 76,412 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 1,144,978 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 76,412 shares of Common Stock.

James F. Nordstrom, Jr. reports beneficial ownership of 1,221,390 shares of Common Stock, representing 0.7% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which James F. Nordstrom, Jr. reports sole voting and dispositive power consists of 813,346 shares held individually and 331,632 shares subject to vested but unexercised equity awards or unvested equity awards exercisable within 60 days of this Schedule 13D.

The shares of Common Stock with respect to which James F. Nordstrom, Jr. reports shared voting and dispositive power consist of 2,635 shares held by his wife, Lisa Nordstrom, as to which James. F. Nordstrom, Jr. may be deemed to have shared beneficial ownership, 24,593 shares held by the Katharine T. Nordstrom 2007 Trust Agreement, 24,592 shares held by the Julia K. Nordstrom 2007 Trust Agreement and 24,592 shares held by the Audrey G. Nordstrom 2007 Trust Agreement. James F. Nordstrom and his wife are co-trustees of the Katharine T. Nordstrom 2007 Trust Agreement, Julia K. Nordstrom 2007 Trust Agreement, and the Audrey G. Nordstrom 2007 Trust Agreement.

Applicable information required by Item 2 for Lisa Nordstrom is the same as that of James F. Nordstrom, Jr.

Anne E. Gittinger has:

(i) sole power to vote or direct the vote of 15,404,779 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 15,404,779 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

Anne E. Gittinger reports beneficial ownership of 15,404,779 shares of Common Stock, representing 9.3% of the outstanding shares of Common Stock.

The share of Common Stock with respect to which Anne E. Gittinger reports sole voting and dispositive power consists of 13,849,579 shares held individually and 1,555,200 shares held by the 1976 Elizabeth J. Nordstrom Trust FBO Anne Gittinger, with Anne E. Gittinger as sole trustee.

Charles W. Riley, Jr. has:

(i) sole power to vote or direct the vote of 5,501,520 shares of Common Stock;
(ii) shared power to vote or direct the vote of 6,935,360 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 5,501,520 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 6,935,360 shares of Common Stock.

Charles W. Riley, Jr. reports beneficial ownership of 12,436,880 shares of Common Stock, representing 7.5% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Charles W. Riley, Jr. reports sole voting and dispositive power consist of 5,501,520 shares held by the Everett Nordstrom Trust, with Charles W. Riley, Jr. as trustee.

The shares of Common Stock with respect to which Charles W. Riley, Jr. reports shared voting and dispositive power consist of 6,935,360 shares of Common Stock held in Fran Nordstrom Trust with Erik B. Nordstrom, Peter E. Nordstrom and Charles W. Riley, Jr. as co-trustees.

Applicable information required by Item 2 for Peter E. Nordstrom and Erik B. Nordstrom is provided in Item 2 above.

Estate of Bruce A. Nordstrom has:

(i) sole power to vote or direct the vote of 10,244,147 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 10,244,147 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

The Estate of Bruce A. Nordstrom reports beneficial ownership of 10,244,147 shares of Common Stock, representing 6.2% of the outstanding shares of Common Stock.

Margaret Jean O'Roark Nordstrom has:

(i) sole power to vote or direct the vote of 261,776 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 261,776 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

Margaret Jean O'Roark Nordstrom reports beneficial ownership of 261,776 shares of Common Stock, representing 0.2% of the outstanding shares of Common Stock.

Linda Nordstrom has:

(i) sole power to vote or direct the vote of 169,801 shares of Common Stock;
(ii) shared power to vote or direct the vote of 4,916,772 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 169,801 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 4,916,772 shares of Common Stock.

Linda Nordstrom reports beneficial ownership of 5,086,573 shares of Common Stock, representing 3.1% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Linda Nordstrom reports sole voting and dispositive power consists of 169,801 shares held by the LN 1989 Trust JWN, of which Linda Nordstrom is sole trustee.

The shares of Common Stock with respect to which Linda Nordstrom reports shared voting and dispositive power consist of 435,276 shares held by LN Holdings JWN LLC, 4,465,662 shares held by LN Holdings JWN II LLC and 15,834 shares held by LN Medina Family LLC. Linda Nordstrom and her daughter, Kimberly Mowat Bentz, are co-managers of LN Holdings JWN LLC, LN Holdings JWN II LLC and LN Medina Family LLC.

Applicable information required by Item 2 for Kimberly Mowat Bentz is provided in Item 2 above.

Susan E. Dunn has:

(i) sole power to vote or direct the vote of 1,031,839 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 1,031,839 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

Susan E. Dunn reports beneficial ownership of 1,031,839 shares of Common Stock, representing 0.6% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Susan E. Dunn reports sole voting and dispositive power consists of 288,419 shares held individually and 743,420 shares held by the Susan E. Dunn Trust u/w Elizabeth J. Nordstrom, of which Susan E. Dunn is the sole trustee.

Alexandra F. Nordstrom has:

(i) sole power to vote or direct the vote of 173,390 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 173,390 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

Alexandra F. Nordstrom reports beneficial ownership of 173,390 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Alexandra F. Nordstrom reports sole voting and dispositive power consists of 79,996 shares held individually and 96,394 shares held by the Blake & Molly Nordstrom 2012 Trust FBO Alexandra F. Nordstrom, of which Alexandra F. Nordstrom is the sole trustee.

Andrew L. Nordstrom has:

(i) sole power to vote or direct the vote of 163,582 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 163,582 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

Andrew L. Nordstrom reports beneficial ownership of 163,582 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Andrew L. Nordstrom reports sole voting and dispositive power consists of 67,188 shares held individually and 96,934 by the Blake and Molly Nordstrom 2012 Trust FBO Andrew L Nordstrom, of which Andrew L. Nordstrom is the sole trustee.

Leigh E. Nordstrom has:

(i) sole power to vote or direct the vote of 125,588 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 125,588 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

Leigh E. Nordstrom reports beneficial ownership of 125,588 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

Samuel C. Nordstrom has:

(i) sole power to vote or direct the vote of 121,396 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 121,396 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

Samuel C. Nordstrom reports beneficial ownership of 121,396 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

Sara D. Nordstrom has:

(i) sole power to vote or direct the vote of 69,806 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 69,806 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

Sara D. Nordstrom reports beneficial ownership of 69,806 shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock.

Molly Nordstrom has:

(i) sole power to vote or direct the vote of 658,238 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 658,238 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

Molly Nordstrom reports beneficial ownership of 658,238 shares of Common Stock, representing 0.4% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Molly Nordstrom reports sole voting and dispositive power consists of 487,807 shares held individually and 170,431 shares held by the BWN Trust u/w Blake W. Nordstrom, of which Molly Nordstrom is the sole trustee.

Kimberly Mowat Bentz has:

(i) sole power to vote or direct the vote of 36,510 shares of Common Stock;
(ii) shared power to vote or direct the vote of 4,916,772 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 36,510 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 4,916,772 shares of Common Stock.

Kimberly Mowat Bentz reports beneficial ownership of 4,953,282 shares of Common Stock, representing 3.0% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Kimberly Mowat Bentz reports sole voting and dispositive power consists of 31,446 shares held individually, 2,985 held by the Blake Mowat Bentz 1991 Trust, of which Kimberly Mowat Bentz is sole trustee, and 2,079 shares held by the Kyle Andrew Bentz Trust 1993, of which Kimberly Mowat Bentz is the sole trustee.

The shares of Common Stock with respect to which Kimberly Mowat Bentz reports shared voting and dispositive power consist of 435,276 shares held by LN Holdings JWN LLC, 4,465,662 shares held by LN Holdings JWN II LLC and 15,834 shares held by LN Medina Family LLC. Kimberly Mowat Bentz and her mother, Linda Nordstrom, are co-managers of LN Holdings JWN LLC, LN Holdings JWN II LLC and LN Medina Family LLC.

Applicable information required by Item 2 for Linda Nordstrom is provided in Item 2 above.

Mari Mowat Wolf has:

(i) sole power to vote or direct the vote of 15,270 shares of Common Stock;
(ii) shared power to vote or direct the vote of 0 shares of Common Stock;
(iii) sole power to dispose or direct the disposition of 15,270 shares of Common Stock; and
(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

Mari Mowat Wolf reports beneficial ownership of 15,270 shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days:
On December 4, 2024, Erik B Nordstrom acquired 5,434 shares of Common Stock at a price per share of $23.99 as a result of the conversion of performance share units and restricted stock units. Such 5,434 shares of Common Stock were simultaneously forfeited at a price per share of $23.99 by Erik B Nordstrom to pay federal, state and Federal Insurance Contributions Act ("FICA") tax. Also on December 4, 2024, Peter E Nordstrom, acquired 5,434 shares of Common Stock at a price per share of $23.99 as a result of the conversion of performance share units and restricted stock units. Such 5,434 shares of Common Stock were simultaneously forfeited at a price per share of $23.99 by Peter E Nordstrom to pay federal, state and FICA tax.
Except as set forth herein, none of the Reporting Persons have been party to any transactions in Common Stock that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds:
The beneficiaries of the Everett Nordstrom Trust and the Fran Nordstrom Trust, respectively, ultimately have the right to receive dividends from, or the proceeds from the sale of, such securities. The beneficiaries of the Estate of Bruce A. Nordstrom ultimately have the right to receive dividends from, or the proceeds from the sale of, such securities. The beneficiaries of all other family trusts in which the Reporting Persons report beneficial ownership of herein ultimately have the right to receive dividends from, or the proceeds from the sale of, such securities, as applicable.

Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock reported herein as beneficially owned.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Transaction Agreements

On December 22, 2024, Parent, Acquisition Sub and the Company entered into the Merger Agreement. The descriptions of the Merger Agreement in Item 3 and Item 4 are incorporated herein by reference. Concurrently with the execution of the Merger Agreement, (i) Parent and Liverpool entered into the Equity Commitment Letter; (ii) the Issuer, the Group and Parent entered into the applicable Rollover and Support Agreements; (iii) the Family Group Guarantors executed the Limited Guaranty in favor of the Company and (iv) Parent and the Group entered into the Cooperation Agreement. In addition, on December 22, 2024, the Bank Debt Commitment Parties provided the Debt Commitment Letters to the Parent and Liverpool, respectively. The Issuer and the Family Group Guarantors also entered into an agreement on December 22, 2024, whereby the Family Group Guarantors agreed, among other things, the Family Group Guarantors would disband automatically on the date that is five business days after the valid termination of the Limited Guaranty, and such disbandment shall be binding on all members of the Family Group Guarantors.

The summaries of the provisions of each of the Merger Agreement, the Equity Commitment Letter, the Debt Commitment Letters, the Family Group Rollover and Support Agreement, the Cooperation Agreement and the Limited Guaranty in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full texts of such agreements. The Merger Agreement, Cooperation Agreement, the Family Group Rollover and Support Agreement, the Bank Debt Commitment Letter, the Limited Guaranty and the Equity Commitment Letter are filed herewith as Exhibits 41, 42, 43, 44, 45 and 46, respectively, to this Schedule 13D and are incorporated herein by reference.

Letter Agreement

Erik B. Nordstrom, Peter E. Nordstrom and the Issuer entered into a letter agreement on April 17, 2024 (the "Letter Agreement"), pursuant to which Erik B. Nordstrom and Peter E. Nordstrom agreed to customary non-disclosure and non-use obligations for a specified time period, subject to certain exceptions. The Letter Agreement also contains standstill provisions that prohibit Erik B. Nordstrom and Peter E. Nordstrom from taking certain actions from the date of the Letter Agreement until April 17, 2025, unless requested in writing in advance by the Special Committee's representatives. Actions prohibited during the standstill period include Erik B. Nordstrom and Peter E. Nordstrom and their representatives, directly or indirectly, (i) acquiring any voting securities of the Issuer (subject to exceptions for gifts, equity awards received or exercised as compensation or intra-family or estate planning related transfers), (ii) offering or proposing (publicly or privately) to enter into any merger, business combination, recapitalization, restructuring or similar transaction with the Issuer or any subsidiary of the Issuer, (iii) initiating shareholder proposals (subject to certain exceptions), and (iv) soliciting any proxies or otherwise seeking to influence or advise a vote with respect to any matter described in the foregoing clauses (i), (ii) and (iii). Subject to certain exceptions and limitations set forth in the Letter Agreement, the standstill provisions do not prohibit Erik B. Nordstrom and Peter E. Nordstrom from engaging in discussions with the Special Committee or making disclosures required by law. The Letter Agreement also contains restrictions that prohibit Erik B. Nordstrom and Peter E. Nordstrom from, directly or indirectly, soliciting to employ or employing certain employees of the Issuer for a specified time period and subject to certain exceptions. On September 3, 2024, the Prior Family Group signed a joinder (the "September Joinder") with the Issuer pursuant to which, among other matters, they agreed to be bound by the terms of Letter Agreement. The September Joinder is attached as Exhibit 23 hereto. On September 3, 2024, the Prior Group and the Issuer also entered into an agreement to be bound by certain provisions set forth in Section 10(a) of the Letter Agreement, including that such group would automatically disband on the earlier of (a) April 17, 2025 and (b) the date on which Erik B. Nordstrom or Peter E. Nordstrom notify the Issuer in writing that they have elected to cease participating in the Prior Group, which disbandment shall be binding upon all members of the Prior Group. On December 22, 2024 the Group, including the New Family Group Members, Acquisition Sub, Parent and the Issuer amended and restated such agreement and agreed that the Group would automatically disband on the earlier of (a) April 17, 2025 and (b) the date on which Erik B. Nordstrom or Peter E. Nordstrom notify the Issuer in writing that they have elected to cease participating in the Group, which disbandment shall be binding upon all members of the Group. On December 22, 2024, the Family Group signed a joinder (the "December Joinder") with the Issuer pursuant to which, among other matters, they agreed to be bound by the terms of the Letter Agreement. The December Joinder is attached as Exhibit 47.

Proposal Letter

On September 3, 2024, the Prior Group delivered the Proposal Letter to the Special Committee proposing a transaction whereby the Prior Family Group and Liverpool, through a newly-formed entity, would acquire by merger, for a purchase price of $23.00 in cash per share, all of the outstanding shares of Common Stock of the Issuer other than the Rollover Shares. The summary above is qualified in its entirety by reference to the Proposal Letter, attached as Exhibit 22 hereto, which is incorporated by reference herein.

Equity Awards

On December 4, 2024, Erik B Nordstrom acquired 5,434 shares of Common Stock at a price per share of $23.99 as a result of the conversion of performance share units and restricted stock units. Such 5,434 shares of Common Stock were simultaneously forfeited at a price per share of $23.99 by Erik B Nordstrom to pay federal, state and FICA tax. Also on December 4, 2024, Peter E Nordstrom, acquired 5,434 shares of Common Stock at a price per share of $23.99 as a result of the conversion of performance share units and restricted stock units. Such 5,434 shares of Common Stock were simultaneously forfeited at a price per share of $23.99 by Peter E Nordstrom to pay federal, state and FICA tax.

On March 7, 2024, pursuant to the Issuer's 2019 Equity Incentive Plan (as amended from time to time, the "2019 Equity Incentive Plan"), the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) 103,760 restricted stock units that vest in three equal annual installments on March 10, 2025, March 10, 2026 and March 10, 2027 and (ii) 113,156 performance share units. On March 7, 2024, the Issuer granted James F. Nordstrom, Jr. (i) 66,996 restricted stock units that vest in three equal annual installments on March 10, 2025, March 10, 2026 and March 10, 2027 and (ii) 73,063 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer's Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2024 through fiscal year 2026 is based upon the Issuer's sales and earnings before interest and tax margin results over that year. One third of the total target number of performance share units will be allocated to three separate 1-year performance cycles.

On March 6, 2023, pursuant to the Issuer's 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 130,194 shares of Common Stock that vest 50% on March 10, 2026 and 50% on March 10, 2027 and (ii) 96,958 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer's Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2023 through fiscal year 2025 is based upon the Issuer's cumulative sales and earnings before interest and tax margin results over that same period. On December 8, 2023, each of Peter E. Nordstrom and Erik B. Nordstrom acquired 670 shares of Common Stock as a result of the conversion of 670 performance share units, and forfeited such 670 shares for tax purposes. On March 6, 2023, pursuant to the Issuer's 2019 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 53,333 shares of Common Stock that vest 50% on March 10, 2026 and 50% on March 10, 2027 and (ii) 39,718 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer's Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2023 through fiscal year 2025 is based upon the Issuer's cumulative sales and earnings before interest and tax margin results over that same period.

On March 3, 2022, pursuant to the Issuer's 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 102,506 shares of Common Stock that vest 50% on March 10, 2025 and 50% on March 10, 2026 and (ii) 70,536 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer's Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2022 through fiscal year 2024 is based upon the Issuer's cumulative sales and earnings before interest and tax margin results over that same period. On December 19, 2022, each of Peter E. Nordstrom and Erik B. Nordstrom acquired 603 shares of Common Stock as a result of the conversion of 603 performance share units, and forfeited such 603 shares for tax purposes. On December 8, 2023, each of Peter E. Nordstrom and Erik B. Nordstrom acquired 532 shares of Common Stock as a result of the conversion of 532 performance share units, and forfeited such 532 shares for tax purposes. On March 3, 2022, pursuant to the Issuer's 2019 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 41,991 shares of Common Stock that vest 50% on March 10, 2025 and 50% on March 10, 2026 and (ii) 28,894 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer's Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2022 through fiscal year 2024 is based upon the Issuer's cumulative sales and earnings before interest and tax margin results over that same period.

On March 4, 2021, pursuant to the Issuer's 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 297,619 shares of Common Stock that vest 50% on March 10, 2024 and 50% on March 10, 2025, subject to the condition that the average daily closing price of the Issuer's common stock, as reported by the New York Stock Exchange, meets or exceeds $45 per share for any twenty consecutive trading day period prior to March 10, 2025. On March 4, 2021, pursuant to the Issuer's 2019 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 30,501 shares of Common Stock that vest 50% on March 10, 2024 and 50% on March 10, 2025 and (ii) 19,393 restricted stock units that vest in four equal installments on March 10, 2022, March 10, 2023, March 10, 2024 and March 10, 2025.

On August 18, 2020, pursuant to the Issuer's 2019 Equity Incentive Plan, effective August 27, 2020, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 245,829 shares of Common Stock that vested in full on September 10, 2022. On August 18, 2020, pursuant to the Issuer's 2019 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. options to purchase 162,049 shares of Common Stock that vested in full on September 10, 2022.

On March 9, 2020, pursuant to the Issuer's 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 147,407 shares of Common Stock that vested in four equal installments on March 10, 2021, March 10, 2022, March 10, 2023 and March 10, 2024. On March 9, pursuant to the Issuer's 2019 Equity Incentive Plan, the Issuer granted James. F. Nordstrom, Jr. 18,449 that vested in four equal installments on March 10, 2021, March 10, 2022, March 10, 2023 and March 10, 2024.

On March 5, 2019, pursuant to the Issuer's 2010 Equity Incentive Plan (as amended and restated from time to time, the "2010 Equity Incentive Plan"), the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 73,069 shares of Common Stock that vested in four equal installments on March 10, 2020, March 10, 2021, March 10, 2022 and March 10, 2023. Additionally, on March 5, 2019, pursuant to the Issuer's 2010 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase to purchase 67,257 shares of Common Stock that vested 50% on March 10, 2022 and 50% on March 10, 2023 and (ii) 9,773 restricted stock units that vested in four equal installments on March 10, 2020, March 10, 2021, March 10, 2022 and March 10, 2023.

On March 6, 2018, pursuant to the Issuer's 2010 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom 54,223 restricted stock units that vested in four equal installments on March 10, 2019, March 10, 2020, March 10, 2021 and March 10, 2022. On March 6, 2018, pursuant to the Issuer's 2010 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. 19,317 restricted stock units that vested in four equal installments on March 10, 2019, March 10, 2020, March 10, 2021 and March 10, 2022.

Trusts

As discussed in Item 5 above, certain of the Reporting Persons serve as trustees and co-trustees for family trusts for their own benefit and for the benefit of their respective families. In their capacities as trustees, they have sole and shared voting and dispositive control with respect to the shares of Common Stock held in trust, as further described in Item 5 above.

Limited Liability Companies

As discussed in Item 5 above, certain of the Reporting Persons serve as co-managers for limited liabilities companies. In their capacities as co-managers, they have shared voting and dispositive control with respect to the shares of Common Stock held in the limited liability company, as further described in Item 5 above.

Other

From time to time, Peter E. Nordstrom, Erik B. Nordstrom and James F. Nordstrom, Jr. have additionally transacted in amounts of the Issuer's for various reasons, such as disposing of shares to satisfy tax obligations in connection with the vesting of restricted stock units or transacting pursuant to an SEC Rule 10b5-1 trading arrangement then in effect. All of the Issuer's executives are required, pursuant to the Issuer's stock ownership guidelines, to effect any open market transactions pursuant to SEC Rule 10b5-1 trading arrangements.

Peter E. Nordstrom, Erik B. Nordstrom and James F. Nordstrom, Jr. participate in the Issuer's Employee Stock Purchase Plan, as amended and restated from time to time, which allows eligible employees of the Issuer with an opportunity to increase their proprietary interest in the success of the Issuer by purchasing shares from the Issuer on favorable terms and to pay for such purchases through payroll deductions.

Except for the other agreements and arrangements described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 above and between such persons and any person with respect to any of the Common Stock of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1
Joint Filing Agreement, dated as of December 23, 2024, by and among the Reporting Persons.*

Exhibit 2
Letter Agreement, dated as of April 17, 2024.*

Exhibit 3
Form of 2018 Restricted Stock Unit Award Agreement (incorporated by reference from the Issuer's Form 8-K filed on March 8, 2018, Exhibit 10.1) (https://www.sec.gov/Archives/edgar/data/72333/000119312518075296/d638354dex101.htm).

Exhibit 4
Form of 2019 Nonqualified Stock Option Award Agreement (incorporated by reference from the Issuer's Form 8-K filed on March 4, 2019, Exhibit 10.1) (https://www.sec.gov/Archives/edgar/data/72333/000007233319000026/jwn-03042019ex101.htm).

Exhibit 5
Form of 2020 Nonqualified Stock Option Award Agreement (incorporated by reference from the Issuer's Form 8-K filed on March 3, 2020, Exhibit 10.1) (https://www.sec.gov/Archives/edgar/data/72333/000007233320000024/jwn-03032020xex101.htm).

Exhibit 6
Form of 2020 Nonqualified Stock Option Award Agreement - Supplemental Award (incorporated by reference from the Issuer's Form 10-Q filed on June 10, 2020, Exhibit 10.5) (https://www.sec.gov/Archives/edgar/data/72333/000007233320000142/jwn-q12020xex105.htm).

Exhibit 7
Form of 2023 Nonqualified Stock Option Award Agreement (incorporated by reference from the Issuer's Form 8-K filed on March 6, 2023, Exhibit 10.1) (https://www.sec.gov/Archives/edgar/data/72333/000007233323000015/jwn-03062023xex101.htm)

Exhibit 8
Form of 2024 Restricted Stock Unit Award Agreement (incorporated by reference from the Issuer's Form 8-K filed on March 4, 2024, Exhibit 10.1) (https://www.sec.gov/Archives/edgar/data/72333/000007233324000002/jwn-03042024xex101.htm).

Exhibit 9
Form of 2022 Performance Share Unit Award Agreement (incorporated by reference from the Issuer's Form 8-K filed on February 28, 2022, Exhibit 10.2) (https://www.sec.gov/Archives/edgar/data/72333/000007233322000004/jwn-02282022xex102.htm).

Exhibit 10
Form of 2023 Performance Share Unit Award Agreement (incorporated by reference from the Issuer's Form 8-K filed on March 6, 2023, Exhibit 10.2) (https://www.sec.gov/Archives/edgar/data/72333/000007233323000015/jwn-03062023xex102.htm).

Exhibit 11
Form of 2024 Performance Share Unit Award Agreement (incorporated by reference from the Issuer's Form 8-K filed on March 4, 2024, Exhibit 10.2) (https://www.sec.gov/Archives/edgar/data/72333/000007233324000002/jwn-03042024xex102.htm).

Exhibit 12
Nordstrom, Inc. 2010 Equity Incentive Plan (incorporated by reference to Appendix A to the Issuer's Form DEF 14A filed on April 8, 2010) (https://www.sec.gov/Archives/edgar/data/72333/000119312510079583/ddef14a.htm).

Exhibit 13
Nordstrom, Inc. 2010 Equity Incentive Plan as amended February 27, 2013 (incorporated by reference to Appendix A to the Issuer's Form DEF 14A filed on April 1, 2013) (https://www.sec.gov/Archives/edgar/data/72333/000130817913000145/lnordstrom2013_def14a.htm).

Exhibit 14
Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 26, 2014 (incorporated by reference from the Issuer's Form 8-K filed on March 4, 2014, Exhibit 10.4) (https://www.sec.gov/Archives/edgar/data/72333/000119312514082506/d687665dex104.htm).

Exhibit 15
Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 16, 2017 (incorporated by reference to Appendix A to Issuer's Form DEF 14A filed on April 5, 2017) (https://www.sec.gov/Archives/edgar/data/72333/000130817917000102/ljwn2017_def14a.htm).

Exhibit 16
Nordstrom, Inc. 2019 Equity Incentive Plan (incorporated by reference to Appendix B to the Registrant's Form DEF 14A filed on April 12, 2019) (https://www.sec.gov/Archives/edgar/data/72333/000007233319000098/jwn2019-def14a.htm).

Exhibit 17
Nordstrom, Inc. 2019 Equity Incentive Plan (2020 Amendment) (incorporated by reference to Appendix B to the Issuer's DEF 14A filed on April 7, 2020) (https://www.sec.gov/Archives/edgar/data/72333/000007233320000097/jwn2020-def14a.htm).

Exhibit 18
Nordstrom, Inc. 2019 Equity Incentive Plan (2023 Amendment) (incorporated by reference to Appendix B to the Issuer's DEF 14A filed on April 28, 2023) (https://www.sec.gov/Archives/edgar/data/72333/000121390023033898/def14a0423_nordstrom.htm).

Exhibit 19
Nordstrom, Inc. Employee Stock Purchase Plan (2023 Amendment) (incorporated by reference to Appendix C to the Issuer's DEF 14A filed on April 28, 2023) (https://www.sec.gov/Archives/edgar/data/72333/000121390023033898/def14a0423_nordstrom.htm).

Exhibit 20
Form of 2019 Restricted Stock Unit Award Agreement (incorporated by reference from the Issuer's Form 8-K filed on March 4, 2019, Exhibit 10.3) (https://www.sec.gov/Archives/edgar/data/72333/000007233319000026/jwn-03042019ex103.htm).

Exhibit 21
Form of 2020 Restricted Stock Unit Award Agreement (incorporated by reference from the Issuer's Form 8-K filed on March 3, 2020, Exhibit 10.2) (https://www.sec.gov/Archives/edgar/data/72333/000007233320000024/jwn-03032020xex102.htm).

Exhibit 22
Proposal Letter, dated as of September 3, 2024.*

Exhibit 23
Joinder Agreement, dated as of September 3, 2024.*

Exhibit 24
Power of Attorney Erik B. Nordstrom.*

Exhibit 25
Power of Attorney Peter E. Nordstrom.*

Exhibit 26
Power of Attorney James F. Nordstrom, Jr.*

Exhibit 27
Power of Attorney Anne E. Gittinger.*

Exhibit 28
Power of Attorney Charles W. Riley, Jr.*

Exhibit 29
Power of Attorney Margaret Jean O'Roark Nordstrom.*

Exhibit 30
Power of Attorney Linda Nordstrom.*

Exhibit 31
Power of Attorney Estate of Bruce A. Nordstrom.*

Exhibit 32
Power of Attorney Susan E. Dunn.*

Exhibit 33
Power of Attorney Alexandra F. Nordstrom.*

Exhibit 34
Power of Attorney Andrew L. Nordstrom.*

Exhibit 35
Power of Attorney Leigh E. Nordstrom.*

Exhibit 36
Power of Attorney Samuel C. Nordstrom.*

Exhibit 37
Power of Attorney Sara D. Nordstrom.*

Exhibit 38
Power of Attorney Molly Nordstrom.*

Exhibit 39
Power of Attorney Kimberly Mowat Bentz.*

Exhibit 40
Power of Attorney Mari Mowat Wolf.*

Exhibit 41
Merger Agreement, dated as of December 22, 2024.*+

Exhibit 42
Cooperation Agreement, dated as of December 22, 2024.*+

Exhibit 43
Rollover and Support Agreement, dated as of December 22, 2024.*

Exhibit 44
Debt Commitment Letter, dated as of December 22, 2024.*+

Exhibit 45
Limited Guaranty, dated as of December 22, 2024.*

Exhibit 46
Equity Commitment Letter, dated as of December 22, 2024.*

Exhibit 47
Joinder Agreement, dated as of December 22, 2024.*

* Filed herewith.
+ Certain schedules and exhibits have been omitted. The Reporting Persons agree to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

## Signatures
- Erik B. Nordstrom: /s/ Erik B. Nordstrom, Erik B. Nordstrom (12/23/2024)
- Peter E. Nordstrom: /s/ Peter E. Nordstrom, Peter E. Nordstrom (12/23/2024)
- James F. Nordstrom, Jr.: /s/ James F. Nordstrom, Jr., James F. Nordstrom, Jr. (12/23/2024)
- Anne E. Gittinger: /s/ Anne E. Gittinger, Anne E. Gittinger (12/23/2024)
- Charles W. Riley, Jr.: /s/ Charles W. Riley, Jr., Charles W. Riley, Jr., solely in his capacity as trustee and not in any individual capacity (12/23/2024)
- Estate of Bruce A. Nordstrom: /s/ Margaret Jean O'Roark Nordstrom, Margaret Jean O'Roark Nordstrom, Co-Executor of the Estate of Bruce A. Nordstrom (12/23/2024)
- Estate of Bruce A. Nordstrom: /s/ Erik B. Nordstrom, Erik B. Nordstrom, Co-Executor of the Estate of Bruce A. Nordstrom (12/23/2024)
- Estate of Bruce A. Nordstrom: /s/ Peter E. Nordstrom, Peter E. Nordstrom, Co-Executor of the Estate of Bruce A. Nordstrom (12/23/2024)
- Margaret Jean O'Roark Nordstrom: /s/ Margaret Jean O'Roark Nordstrom, Margaret Jean O'Roark Nordstrom (12/23/2024)
- Linda Nordstrom: /s/ Linda Nordstrom, Linda Nordstrom (12/23/2024)
- Susan E. Dunn: /s/ Susan E. Dunn, Susan E. Dunn (12/23/2024)
- Alexandra F. Nordstrom: /s/ Alexandra F. Nordstrom, Alexandra F. Nordstrom (12/23/2024)
- Andrew L. Nordstrom: /s/ Andrew L. Nordstrom, Andrew L. Nordstrom (12/23/2024)
- Leigh E. Nordstrom: /s/ Leigh E. Nordstrom, Leigh E. Nordstrom (12/23/2024)
- Samuel C. Nordstrom: /s/ Samuel C. Nordstrom, Samuel C. Nordstrom (12/23/2024)
- Sara D. Nordstrom: /s/ Sara D. Nordstrom, Sara D. Nordstrom (12/23/2024)
- Molly Nordstrom: /s/ Molly Nordstrom, Molly Nordstrom (12/23/2024)
- Kimberly Mowat Bentz: /s/ Kimberly Mowat Bentz, Kimberly Mowat Bentz (12/23/2024)
- Mari Mowat Wolf: /s/ Mari Mowat Wolf, Mari Mowat Wolf (12/23/2024)